

September 8, 2014

Via Email
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: **Darden Restaurants, Inc.**
        Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
        Filed September 2, 2014
        Additional Soliciting Materials on Schedule 14A
        Filed August 4, September 2 & 4, 2014
        File No.001-13666

Dear Mr. Niles:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed August 4, 2014

1. We acknowledge receipt of the response letter dated August 28, 2014. Supplementally, please identify and clarify specifically the financial and related information (historical or prospective) in the CIM, which Red Lobster executives provided.

2. Further to our comment above. Please clarify whether Red Lobster executives approved statements included in the CIM regarding Red Lobster financial data (historical or prospective) prior to it being distributed by Golden Gate.

3. We refer to our letter dated August 11, 2014. In response to comment 1, you indicate that future materials will clearly distinguish between items that are factual and those that are reflective of your opinion. Please file revised materials that correct statements previously identified as "facts", but which represent your opinions.

4. In responding to the comment above, please advise us of whether you intend to clarify or correct your August 4, 2014 statements, which were erroneously presented as "facts", particularly given information regarding Red Lobster's alleged prospects, which is in the public domain, referenced in materials filed by Starboard on September 4, 2014 and which is accessible to shareholders. We may have further comment.

Soliciting Materials filed September 2 & 4, 2014

5. Please refer to the statements that Starboard is "seeking effective control of the company…," and that Starboard is not offering "…Darden shareholders a control premium for such change in control…" Similar statements regarding the failure to pay a control premium are repeated throughout the materials. In the next filing made in reliance on Rule 14a-12, and in any proxy statement that may be filed pursuant to Rule 14a-6, please include an explanatory statement that indicates the non-management parties conducting the counter-solicitation are not legally required to pay Darden's shareholders a control premium.

6. Refer to Rule 14a-9. Please ensure that you are consistent in your description regarding the director nominees throughout the proxy statement and soliciting materials. For example, the press release dated September 2, 2014 and the letter to shareholders dated September 4, 2014 do not reference Mr. Odland's settlement agreement with the SEC, which was entered into in October 2010.

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure and provide support for assertions of opinion. For example, please characterize as your opinion and provide us with support for the statements you make with respect to the following non-exclusive list of assertions regarding the director nominees' experience:

*   "[D]eveloping and successfully executing significant corporate turnarounds through operational improvements, increased financial discipline and exiting of non-core businesses; and,
*   [O]ptimizing asset portfolios through…real estate development, and mergers and acquisitions with many of Darden's independent directors directly overseeing or guiding the strategic direction of substantial real estate portfolios…" (emphasis added).

8. Supplementally provide us with the basis for the statement that "many Darden shareholders …are concerned that replacing the entire Darden Board…would create a void in constructive leadership…" For example, supplementally advise us of the number of shareholders who expressed such concern.

9. Please provide us with supplemental support or disclose within the materials, the basis for the statement that "To-Go sales at Olive Garden have <u>significantly</u> increased since the new on-line platform was put in place…"

Amendment No. 2 to Preliminary Proxy Statement

How do I attend the Annual Meeting…, page 4

10. Please supplementally provide us with the instructions that shareholders will receive on how to attend and vote at the virtual meeting. Also, please clarify that persons who attend virtually must make arrangements with the holder of record, as may be appropriate, to ensure that the beneficial holder obtains a legal proxy in time to vote at the virtual meeting.

Board Nominees, page 22

11. In your soliciting materials, you disclose the Board's belief that the new board structure and slate will provide a fresh perspective. Please supplement your disclosure to disclose whether the Board contemplated nominating any other number of new or independent company nominees. Also, please disclose if the Board considered nominating less than 8 persons to fill the 12 available positions.

12. You disclose that three of the new nominees were first identified by means of a process that commenced in January 2014. Please explain why the new slate consisting of independent nominees was not initially proposed. Please clarify within the proxy statement why the Board decided to nominate the 4 new nominees at this time and whether it is in direct response to the solicitation in opposition or otherwise. Please clarify the skill sets (as compared specifically to your prior incumbent nominees and non-management nominees) that you believe make these new nominees better suited for a position on the board.

13. Please supplementally provide us with the basis for the statements regarding Mr. Silva's involvement in "category-leading sales growth, with almost four straight years of consecutive comp sales increases every quarter largely driven by traffic, and substantial improvements across all aspects of operations, including restaurant-level profitability, menu and guest satisfaction…"

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email):   Joel Trotter, Esq.
                    Latham & Watkins, LLP